UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 2400, 500 4th Avenue SW

Calgary, Alberta T2P 2V6

(403) 767-4825

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Documents Included as Part of this Report

1.	Interim consolidated financial statements of North American Energy Partners Inc. for the three months ended June 30, 2012.

2.	Management’s Discussion and Analysis for the three months ended June 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: August 8, 2012

NORTH AMERICAN ENERGY PARTNERS INC.

Interim Consolidated Financial Statements

For the three months ended June 30, 2012

(Expressed in thousands of Canadian Dollars)

(Unaudited)

NORTH AMERICAN
ENERGY PARTNERS INC.

innovation at work

1

Interim Consolidated Balance Sheets

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	June 30, 2012	March 31, 2012
Assets
Current assets
Cash and cash equivalents	$91	$1,400
Accounts receivable, net (allowance for doubtful accounts of $206; March 31, 2012 – $210)	144,691	214,129
Unbilled revenue (note 4)	118,510	86,859
Inventories	14,689	11,855
Prepaid expenses and deposits	8,373	6,315
Investment in and advances to unconsolidated joint venture	–	1,574
Deferred tax assets	1,222	2,991
	287,576	325,123
Other assets	20,011	21,743
Property, plant and equipment, net (accumulated depreciation of $218,907; March 31, 2012 – $213,497)	312,988	312,775
Goodwill	32,901	32,901
Deferred tax assets	62,005	57,451
Total assets	$715,481	$749,993
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$142,383	$171,130
Accrued liabilities	30,341	36,795
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	9,347	7,514
Current portion of long-term debt (note 5(a))	13,870	14,402
Current portion of derivative financial instruments (note 8)	3,339	3,220
Deferred tax liabilities	21,868	21,512
	221,148	254,573
Long-term debt (note 5(a))	307,024	300,066
Derivative financial instruments (note 8)	5,785	5,926
Other long-term obligations	5,573	8,860
Deferred tax liabilities	52,224	52,788
	591,754	622,213
Shareholders’ equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2012 – 36,251,006 (March 31, 2012 – 36,251,006))	304,908	304,908
Additional paid-in capital	9,748	8,711
Deficit	(190,946)	(185,820)
Accumulated other comprehensive loss	17	(19)
	123,727	127,780
Total liabilities and shareholders’ equity	$715,481	$749,993

Contingencies (note 12)

2

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Interim Consolidated Statements of Operations and

Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,
	2012	2011
Revenue	$235,922	$194,023
Project costs	132,940	94,809
Equipment costs	64,088	62,614
Equipment operating lease expense	10,740	20,393
Depreciation	9,966	9,596
Gross profit	18,188	6,611
General and administrative expenses	17,718	10,601
(Gain) loss on disposal of property, plant and equipment	(225)	398
Gain on disposal of assets held for sale	(78)	–
Amortization of intangible assets	1,144	1,878
Equity in earnings of consolidated joint venture	(596)	(597)
Operating income (loss) before the undernoted	225	(5,669)
Interest expense, net (note 7)	7,746	7,377
Foreign exchange loss (gain)	108	(85)
Unrealized gain on derivative financial instruments (note 8)	(22)	(337)
Loss before income taxes	(7,607)	(12,624)
Income tax benefit (note 9(c)):
Current	512	235
Deferred	(2,993)	(3,845)
Net loss	(5,126)	(9,014)
Other comprehensive income (loss) Unrealized foreign currency translation gain (loss)	36	(11)
Comprehensive loss	(5,090)	(9,025)
Net loss per share – basic (note 6)	$(0.14)	$(0.25)
Net loss per share – diluted (note 6)	$(0.14)	$(0.25)

See accompanying notes to interim consolidated financial statements.

3

Interim Consolidated Statements of Changes in

Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss (income)	Total
Balance at March 31, 2011	$304,854	$7,007	$(164,536)	$(59)	$147,266
Net loss	–	–	(9,014)	–	(9,014)
Unrealized foreign currency translation loss	–	–	–	(11)	(11)
Share option plan	–	388	–	–	388
Reclassified to restricted share unit liability	–	(121)	–	–	(121)
Stock award plan	–	97	–	–	97
Exercised stock options	42	(14)	–	–	28
Repurchase of shares to settle stock award plan	–	(350)	(90)	–	(440)
Balance at June 30, 2011	$304,896	$7,007	$(173,640)	$(70)	$138,193
Balance at March 31, 2012	$304,908	$8,711	$(185,820)	$(19)	$127,780
Net loss	–	–	(5,126)	–	(5,126)
Unrealized foreign currency translation gain	–	–	–	36	36
Share option plan	–	284	–	–	284
Stock award plan	–	14	–	–	14
Repurchase of shares to settle stock award plan	–	(148)	–	–	(148)
Senior executive stock option plan	–	887	–	–	887
Balance at June 30, 2012	$304,908	$9,748	$(190,946)	$17	$123,727

See accompanying notes to interim consolidated financial statements.

4

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Interim Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

(Unaudited)

	Three months ended June 30,
	2012	2011
Cash provided by (used in):
Operating activities:
Net loss for the period	$(5,126)	$(9,014)
Items not affecting cash:
Depreciation	9,966	9,596
Equity in earnings of consolidated joint venture	(596)	(597)
Amortization of intangible assets	1,144	1,878
Amortization of deferred lease inducements	(27)	(27)
Amortization of deferred financing costs (note 7)	401	433
(Gain) loss on disposal of property, plant and equipment	(225)	398
(Gain) on disposal of assets held for sale	(78)	–
Unrealized gain on derivative financial instruments (note 8)	(22)	(337)
Stock-based compensation reversal (note 11(a))	(1,109)	(3,085)
Cash settlement of restricted share unit plan (note 11(d))	(1,631)	(318)
Settlement of stock award plan (note 11(f))	(148)	(440)
Accretion of asset retirement obligation	10	10
Deferred income taxes benefit	(2,993)	(3,845)
Net changes in non-cash working capital (note 9(b))	(6,559)	7,328
	(6,993)	1,980
Investing activities:
Purchase of property, plant and equipment	(6,786)	(1,738)
Additions to intangible assets	(698)	(802)
Proceeds on wind up of unconsolidated joint venture	2,170	–
Proceeds on disposal of property, plant and equipment	5,012	32
Proceeds on disposal of assets held for sale	156	–
	(146)	(2,508)
Financing activities:
Repayment of credit facilities	(102,821)	(28,077)
Increase in credit facilities	110,000	30,000
Financing costs	–	(60)
Proceeds from stock options exercised (note 11(b))	–	28
Repayment of capital lease obligations	(1,385)	(1,116)
	5,794	775
(Decrease) increase in cash and cash equivalents	(1,345)	247
Effect of exchange rate on changes in cash and cash equivalents	36	(11)
Cash and cash equivalents, beginning of period	1,400	722
Cash and cash equivalents, end of period	$91	$958

Supplemental cash flow information (note 9(a)).

See accompanying notes to interim consolidated financial statements.

5

Notes to Interim Consolidated Financial Statements

For the three months ended June 30, 2012

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

The Company undertakes several types of projects including mining and environmental services, heavy construction, industrial and commercial site development and pipeline and piling installations. The Company also designs and manufactures screw piles, provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally.

2. Basis of presentation

These unaudited interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial statements and do not include all of the disclosures normally contained in the Company’s annual consolidated financial statements and as such these interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. Material inter-company transactions and balances are eliminated upon consolidation.

3. Recent accounting pronouncements

a) Accounting pronouncements recently adopted

There have been no recently adopted accounting pronouncements during the three months ended June 30, 2012, as compared to the recently adopted accounting pronouncements described in the Company’s Annual Report on Form 40-F, that are of significance, or of potential significance to the Company.

b) Issued accounting pronouncements not yet adopted

There have been no issued accounting pronouncements not yet adopted during the three months ended June 30, 2012, as compared to the issued accounting pronouncements not yet adopted described in the Company’s Annual Report on Form 40-F, that are of significance, or of potential significance to the Company.

4. Unbilled revenue

As of June 30, 2012, an amount of $19,947 (March 31, 2012 – $18,080) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) of the annual consolidated financial statements of the Company for the year ended March 31, 2012, the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

5. Long term debt

a) Long term debt are as follows:

Current:
	June 30, 2012	March 31, 2012
Credit facilities (note 5(b))	$10,000	$10,000
Capital lease obligations	3,870	4,402
	$13,870	$14,402

Long term:
	June 30, 2012	March 31, 2012
Credit facilities (note 5(b))	$75,946	$68,767
Capital lease obligations	6,078	6,299
Series 1 Debentures (note 5(c))	225,000	225,000
	$307,024	$300,066

6

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b) Credit facilities

	June 30, 2012	March 31, 2012
Term A facility	$20,013	$20,950
Term B facility	35,933	37,496
Total term facilities	$55,946	$58,446
Revolving Facility	30,000	20,321
Total credit facilities	$85,946	$78,767
Less: current portion of term facilities	(10,000)	(10,000)
	$75,946	$68,767

As of June 30, 2012, the Company had outstanding borrowings of $55.9 million (March 31, 2012 – $58.4 million) under the term facilities, $30.0 million (March 31, 2012 – $20.3 million) under the Revolving Facility and had issued $12.3 million (March 31, 2012 – $15.0 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The funds available for borrowing under the Revolving Facility are reduced by any outstanding letters of credit.

Effective September 30, 2011, the Company entered into a Second Amending Agreement to the Fourth Amended and Restated Credit Agreement to provide a temporary increase in the amount available under the Revolving Facility from $85.0 million to $110.0 million. This increase, which was to remain in effect until March 31, 2012, provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The receipt of proceeds resulting from the settlement of the Canadian Natural Resources Limited (Canadian Natural) contract negotiations were used to repay amounts outstanding on the Revolving Facility and the amount available under the temporary increase was reduced by the $4.3 million received on December 22, 2011 from Canadian Natural resulting in a reduction in the total amount available under the Revolving Facility to $105.7 million.

In March 2012, the Company entered into a Third Amending Agreement to the Fourth Amended and Restated Credit Agreement to extend the maturity date of the credit agreement by six months to October 31, 2013 and temporarily amended Consolidated EBITDA related covenants as defined within the credit agreement to maintain covenant compliance at year end. The amendment also extended the term of the temporary increase to the Company’s revolving credit facility to June 30, 2012. The Company’s unused borrowing availability under the Revolving Facility was $70.4 million at March 31, 2012. The amendment required that 55.0% of any proceeds from asset sales to Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the temporary addition to the revolving credit facility on that date. The Company’s unused borrowing availability under the Revolving Facility was $42.7 million at June 30, 2012.

Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears and computed on the basis of a 365 day or 366 day year, as the case may be. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance. The weighted average interest rate on Revolving Facility and Term Facility borrowings at June 30, 2012 was 7.5%.

The credit facilities are secured by a first priority lien on substantially all of the Company’s existing and after-acquired property and contain certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions, paying dividends or redeeming shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and as at June 30, 2012 the company was in compliance with these covenants.

c) Series 1 Debentures

On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum and such interest is payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

7

6. Net loss per share

	Three months ended June 30,
	2012	2011
Net loss available to common shareholders	$(5,126)	$(9,014)
Weighted average number of common shares (no dilutive effect)	36,251,006	36,247,358
Basic and diluted net loss per share	$(0.14)	$(0.25)

For the three months ended June 30, 2012, there were 2,568,394 stock options which were anti-dilutive and therefore were not considered in computing diluted earnings per share (three months ended June 30, 2011 – 1,632,114 stock options and 100,000 stock awards).

7. Interest expense

	Three months ended June 30,
	2012	2011
Interest on capital lease obligations	$186	$138
Amortization of deferred financing costs	401	433
Interest on credit facilities	1,990	1,462
Interest on Series 1 Debentures	5,133	5,133
Interest on long term debt	$7,710	$7,166
Other interest	36	211
	$7,746	$7,377

8. Derivative financial instruments

June 30, 2012	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$9,124
Less: current portion	(3,339)
$5,785

March 31, 2012	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$9,146
Less: current portion	(3,220)
$5,926

The unrealized gain on derivative financial instruments is comprised as follows:

	Three months ended June 30,
	2012	2011
Unrealized gain on embedded price escalation features in a long term customer construction contract	$–	$(255)
Unrealized gain on embedded price escalation features in certain long term supplier contracts	(22)	(82)
	$(22)	$(337)

9. Other information

a) Supplemental cash flow information

	Three months ended June 30,
	2012	2011
Cash paid during the period for:
Interest	$12,551	$11,976
Income taxes	3,420	1,142
Cash received during the period for:
Interest	6	357
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	632	386
Net change in accounts payable related to purchase of property, plant and equipment	7,472	4,968
Net change in accrued liabilities related to current portion of RSU liability	(1,700)	1,919

8

NOA

b) Net change in non-cash working capital

	Three months ended June 30,
	2012	2011
Operating activities:
Accounts receivable, net	$69,438	$38,718
Unbilled revenue	(31,651)	(14,521)
Inventories	(2,834)	(3,288)
Prepaid expenses and deposits	(1,327)	(2,748)
Accounts payable	(36,219)	(541)
Accrued liabilities	(4,754)	(7,686)
Long-term portion of liabilities related to equipment leases	(1,045)	(1,686)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,833	(920)
	$(6,559)	$7,328

c) Income taxes

Income tax expense as a percentage of income before income taxes for the three months ended June 30, 2012 differs from the statutory rate of 25.13% primarily due to the effect of permanent differences. Income tax expense as a percentage of income before income taxes for the three months ended June 30, 2011 differs from the statutory rate of 26.25% primarily due to the changes in the timing of the reversal of temporary differences, effect of permanent differences and effect of changes in enacted tax rates.

10. Segmented information

a) General overview

Effective April 1, 2012, the Company restructured its reportable business segments to better reflect the organization, management and reporting structure within the Company. Previously the Company defined reportable operating segments based on the type of work performed by the operating segments. The comparative results have been restated to conform to the new segment presentation.

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management, underground utility construction, equipment rental to a variety of customers, environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to environmental standards throughout Canada.

•	Commercial and Industrial Construction:

The Commercial and Industrial Construction segment provides deep foundation piling construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario. It designs and manufactures screw piles and pipeline anchoring systems and provides tank maintenance services to the petro-chemical industry across Canada and the United States and sells pipeline anchoring systems globally. The segment also provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 2 of the annual consolidated financial statements of the Company for the year ended March 31, 2012.

b) Results by business segment

	Three months ended June 30, 2012			Three months ended June 30, 2011
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Revenue from external customers	$165,450	$70,472	$235,922	$163,391	$30,632	$194,023
Depreciation of property, plant and equipment	7,813	862	8,675	6,576	420	6,996
Segment profit	8,648	10,476	19,124	8,523	192	8,715
Capital expenditures	3,067	1,759	4,826	351	825	1,176

9

	June 30, 2012			March 31, 2012
	Heavy Construction and Mining	Commercial and Industrial Construction	Total	Heavy Construction and Mining	Commercial and Industrial Construction	Total
Segment assets	$381,273	$225,280	$606,553	$414,253	$225,105	$639,358

c) Reconciliations

i) Loss before income taxes

	Three months ended June 30,
	2012	2011
Total profit for reportable segments	$19,124	$8,715
Less: Unallocated equipment costs (‡)	936	2,104
Gross Profit	$18,188	$6,611
Less: unallocated corporate items:
General and administrative expenses	17,718	10,601
(Gain) loss on disposal of property, plant and equipment	(225)	398
Gain on disposal of assets held for sale	(78)	–
Amortization of intangible assets	1,144	1,878
Equity in earnings of unconsolidated joint venture	(596)	(597)
Interest expense, net	7,746	7,377
Foreign exchange loss (gain)	108	(85)
Unrealized gain on derivative financial instruments	(22)	(337)
Loss before income taxes	$(7,607)	$(12,624)
(‡)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation, which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to the reportable segment exceed actual equipment costs incurred.

ii) Total assets

	June 30, 2012	March 31, 2012
Corporate assets:
Cash and cash equivalents	$91	$1,400
Property, plant and equipment	20,588	23,017
Deferred tax assets	63,227	60,442
Other	25,022	25,776
Total corporate assets	$108,928	$110,635
Total assets for reportable segments	606,553	639,358
Total assets	$715,481	$749,993

The Company’s goodwill of $32,901 is assigned to the Commercial and Industrial Construction segment. All of the Company’s assets are located in Canada and the United States.

iii) Depreciation of property, plant and equipment

	Three months ended June 30,
	2012	2011
Total depreciation for reportable segments	$8,675	$6,996
Depreciation for corporate assets	1,291	2,600
Total depreciation	$9,966	$9,596

iv) Capital expenditures for long-lived assets

	Three months ended June 30,
	2012	2011
Total capital expenditures for reportable segments	$4,826	$1,176
Capital expenditures for corporate assets	2,658	1,364
Total capital expenditures for long-lived assets	$7,484	$2,540

10

NOA

d) Customers

The following customers accounted for 10% or more of total revenues:

	Three months ended June 30,
	2012	2011
Customer A	17%	13%
Customer B	15%	18%
Customer C	14%	13%

The revenue by major customer was earned by the Heavy Construction and Mining segment.

e) Geographic information

i) The geographic revenue distribution for the Company is as follows:

	Three months ended June 30,
	2012	2011
Canada	$230,623	$192,216
International	4,099	1,018
United States	1,200	789
	$235,922	$194,023

ii) The geographic distribution of long-lived assets is as follows:

	June 30, 2012	March 31, 2012
Canada	$365,720	$367,240
United States	180	179
	$365,900	$367,419

11. Stock-based compensation

a) Stock-based compensation expenses

Stock-based compensation expenses included in general and administrative expenses are as follows:

	Three months ended June 30,
	2012	2011
Share option plan (note 11(b))	$284	$388
Senior executive stock option plan (note 11(c))	–	(2,403)
Restricted share unit plan (note 11(d))	(521)	320
Director’s deferred stock unit plan (note 11(e))	(886)	(1,487)
Stock award plan (note 11(f))	14	97
	$(1,109)	$(3,085)

b) Share option plan

	Three months ended June 30,
	2012		2011
	Number of options	Weighted average exercise price $ per share	Number of options	Weighted average exercise price $ per share
Outstanding, beginning of period	1,834,794	8.79	1,647,474	9.25
Granted	790,000	2.90	—	—
Exercised	—	—	(6,560)	(4.29)
Forfeited	(56,400)	(8.00)	(8,800)	(9.92)
Outstanding, end of period	2,568,394	6.99	1,632,114	9.27

Cash received from the option exercises for the three months ended June 30, 2012 was $nil (three months ended June 30, 2011 – $28).

At June 30, 2012, the weighted average remaining contractual life of outstanding options is 7.1 years (March 31, 2012 – 6.3 years). The fair value of options vested during the three months ended June 30, 2012 was $362 (June 30, 2011 – $609). At June 30, 2012, the Company had 1,080,414 exercisable options (March 31, 2012 – 1,031,774) with a weighted average exercise price of $8.98 (March 31, 2012 – $8.82).

11

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Three months ended June 30, 2012
Number of options granted	790,000
Weighted average fair value per option granted ($)	1.94
Weighted average assumptions:
Dividend yield	Nil%
Expected volatility	74.97%
Risk-free interest rate	1.01%
Expected life (years)	6.42

c) Senior executive stock option plan

The weighted average assumptions used in estimating the fair value of the 550,000 vested senior executive stock options as at June 30, 2012 are as follows:

Number of senior executive stock options	550,000
Weighted average fair value per option granted ($)	0.79
Weighted average assumptions:
Dividend yield	Nil%
Expected volatility	74.80%
Risk-free interest rate	0.40%
Expected life (years)	2.86

d) Restricted share unit plan

	Three months ended June 30,
	2012	2011
Outstanding, beginning of period	1,175,565	382,476
Granted	625,405	520,086
Exercised	(329,901)	(27,850)
Forfeited	(66,406)	(25,546)
Converted from DPSUs	–	227,875
Outstanding, end of period	1,404,663	1,077,041

At June 30, 2012, current portion of RSUs liabilities of $365 were included in accrued liabilities (March 31, 2012 – $2,066) and long term portion of RSUs liabilities of $652 were included in other long-term obligations (March 31, 2012 – $1,104) in the Interim Consolidated Balance Sheets. During the three months ended June 30, 2012, 329,901 units vested and were settled in cash for $1,631. The weighted average remaining contractual life of the RSUs outstanding was 2.2 years (March 31, 2012 – 1.4 years).

At June 30, 2012, the redemption value of these units was $2.51/unit (March 31, 2012 – $4.91/unit).

Using the redemption value of $2.51/unit at June 30, 2012, there was approximately $2,553 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the RSU Plan and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 2.2 years (March 31, 2012 – 1.4 years).

e) Director’s deferred stock unit plan

	Three months ended June 30,
	2012	2011
Outstanding, beginning of period	465,266	337,018
Issued	91,805	26,573
Outstanding, end of period	557,070	363,591

At June 30, 2012, the redemption value of these units was $2.51/unit (March 31, 2012 – $4.91/unit). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.

f) Stock award plan

During the three months ended June 30, 2012, 50,000 stock awards vested and were settled in common shares purchased on the open market for $148. As at June 30, 2012 there were no Stock Award Plan units outstanding.

12

NOA

12. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

13. Seasonality

The Company generally experiences a decline in revenues during the first quarter of each fiscal year due to seasonality, as weather conditions make operations in the Company’s operating regions difficult during this period. The level of activity in the Heavy Construction and Mining segment declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct effect on the Company’s activity levels. Revenues during the fourth quarter of each fiscal year are typically highest as ground conditions are most favorable in the Company’s operating regions. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. In addition to revenue variability, gross margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for service.

14. Claims revenue

For the three months ended June 30, 2012, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment and the Commercial and Industrial Construction segment had approximately $1.9 million and $4.6 million in claims revenue recognized to the extent of costs incurred, respectively (three months ended June 30, 2011 – $0.7 million and $1.0 million, respectively).

15. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

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NORTH AMERICAN ENERGY PARTNERS INC.

Management’s Discussion and Analysis

For the three months ended June 30, 2012

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Management’s Discussion and Analysis

For the three months ended June 30, 2012

A. EXPLANATORY NOTES

August 8, 2012

The following Management’s Discussion and Analysis (MD&A) is as of August 8, 2012 and should be read in conjunction with the attached unaudited interim consolidated financial statements for the three months ended June 30, 2012 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. This interim MD&A should also be read in conjunction with the audited consolidated financial statements and notes that follow for the year ended March 31, 2012, together with our annual MD&A for the year ended March 31, 2012. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company web site at www.nacg.ca.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current year to those of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our fourth amended and restated credit agreement, our “credit agreement”).

Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment, the impairment of goodwill, the amendment related to the fiscal 2011 $42.5 million revenue writedown on the Canadian Natural1 overburden removal contract (described in the “Significant Business Event – Canadian Natural Contract” section of this MD&A) and certain other non-cash items included in the calculation of net income.

We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.

As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains as well as losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses, represents an actual use of cash during the period.

[1]	Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.

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Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

SIGNIFICANT BUSINESS EVENTS

Canadian Natural Contract

As discussed in the “Explanatory Notes – Significant Business Event” section of our annual MD&A for the year ended March 31, 2012, we reached an agreement with Canadian Natural on March 27, 2012, related to amendments to the long-term overburden removal and mining services contract at the Horizon Oil Sands mine near Fort McMurray, Alberta (“the Canadian Natural contract”). We had previously recorded a $42.5 million revenue writedown related to the Canadian Natural contract (the “revenue writedown”) for the three months and year ended March 31, 2011. The revenue writedown reduced total revenue related to the contract to the extent of total costs incurred, representing a zero profit margin and reduced unbilled revenue by the same amount. Revenue related to the Canadian Natural contract for the three months ended June 30, September 30 and December 31, 2011, respectively, were similarly recorded only to the extent of costs incurred, representing a zero profit margin for such periods.

The amending agreement also replaces the previous higher risk unit-rate payment structure with a target-price contract structure. This new structure includes both a minimum margin and a mechanism to earn additional margin by achieving mutually agreed upon productivity and safety targets. Accordingly, revenue from January 1, 2012 to the completion of the contract will be recognized under the amended contract structure. The revenue treatment for the activity performed under the amending agreement will remain separate from the revenue treatment for the activity performed under the original contract.¿

In addition to the amending agreement, Canadian Natural committed to accelerate the buyout of approximately 30% of our assets that are contractually tied to the Canadian Natural contract (“contract-related assets”), some of which we owned outright and some of which we leased, along with all of the parts and tire-related inventory used by us on the Horizon site. We have realized $39.4 million of the anticipated $47.0 million net proceeds as of the three months ended June 30, 2012, which was applied against our non-cash working capital specific to the recording of this transaction in the year ended March 31, 2012. The balance of the net proceeds are expected upon final closing of the sale of the assets related to the Canadian Natural contract.¿

Because of the above transactions, operating lease and depreciation costs related to the Canadian Natural contract are expected to be approximately $8.0 million to $10.0 million lower in fiscal 2013 than in the previous year, and we anticipate an equivalent reduction in contract revenue to reflect our lower costs.¿

Change to our Business Strategy

While some sectors of our business have thrived over the past two years, others have under-performed. In particular, our business in the oil sands, both in terms of heavy construction and mining activities, has been negatively impacted by the reduction in the price of oil and a change in business strategy by our clients. While we continue to operate on many customer sites, our oil sands fleet is currently being under utilized as our customers are reducing their outsourcing requirements and either pushing back or indefinitely postponing major projects. In addition, our pipeline activities have also been negatively impacted by a highly competitive contracting environment and further affected by poor weather and other issues that have hampered our ability to execute contracts profitably. As a result of these factors, we have reported weaker-than-expected financial performance over the past two years.

To help address these issues and improve our poor financial performance we have taken the following actions:

1.	Business Re-segmentation

In an effort to optimize our cost structure and gain efficiencies, we have consolidated the management and support organization of our operations under two main business segments:

•	Heavy Construction and Mining

•	Commercial and Industrial Construction

We have aligned our organization under this new structure and our chief operating decision makers will rely on the reporting of these two segments to allocate resources and assess the performance of these segments going forward. We will begin reporting our segmented results under these two business segments effective for the three months ended June 30, 2012. All prior year segment comparatives will also be reported under this revised segmentation. A more detailed discussion of these new business segments can be found below in “New Business Segments”.

2.	Business Restructuring

To further streamline our organization and business processes, we have also implemented a business restructuring initiative. As a result of this restructuring, we recorded a $2.5 million charge in General and Administrative (“G&A”) expense for the three months ended June 30, 2012. Activities related to the restructuring initiative include:

•	Hiring a new President and Chief Executive Office, Martin Ferron;

•	Re-aligning our G&A, Asset Management and Operations Support departments with a focus on supporting our new business model, thus eliminating over 60 salaried positions;

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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•	Closing our corporate office in Calgary, Alberta and relocating our senior executive team to our Acheson, Alberta office;

•

Reducing outsourced equipment maintenance activities and increasing the utilization of our Acheson, Alberta maintenance facility for the more cost effective self-performance of major equipment overhauls;

•	Reducing our equipment maintenance hourly labour costs through a restructuring of our maintenance shift schedule and overtime strategy;

•	Reducing our site related overhead and camp accommodation costs in Fort McMurray;

We anticipate that the restructuring of our G&A support functions and the related staff reductions, discussed above, will provide a $12.0 million annualized G&A cost savings (excluding severance costs) while the restructuring of our equipment support costs will significantly reduce the unallocated equipment costs for each of our business segments during the remainder of the current fiscal year.¿

3.	Right-Sizing our Equipment Fleet and Reducing our Capital Spend

We are continuing to assess and adjust the size and mix of our equipment fleet as we work to right-size the fleet for customer demand. As a result of our efforts, we have identified under-utilized equipment in our heavy equipment fleet that we intend to sell. We are also re-positioning some of our owned equipment fleet to reduce our rental fleet requirements and we are reducing the size of our light vehicle and service equipment fleet.

We have also reassessed our sustaining and growth capital needs and we anticipate our total capital spend will be reduced to approximately $40.0 million compared to over $60.0 million, reflecting a reduction in required maintenance capital and replacement equipment along with a freeze on growth capital spend for most of our business.¿

Asset Sales in the Current Year

As part of our equipment fleet right-sizing initiative, we disposed of 12 pieces of under-utilized equipment during the three months ended June 30, 2012. Included in this asset sale was the disposal of both owned and leased equipment, the elimination of associated capitalized maintenance and the buyout of related operating leases, resulting in:

•	Net proceeds of $8.7 million;

¡	Proceeds collected of $22.2 million offset by a $13.5 million buyout of operating leases;

•	Reduction in the net book value of equipment of $3.5 million;

•	Recovery of $4.1 million of operating lease expense in the quarter; and

•	Recording of a gain on sale of assets of $1.1 million.

We anticipate that the sale of this equipment will reduce our operating lease expense by approximately $1.3 million per quarter. In the short-term, we will have increased rental expense of approximately $0.7 million per month from June to November 2012 as we re-position our fleet to meet our committed customer demand.¿

B. NEW BUSINESS SEGMENTS

As discussed in “Significant Business Events – Changes to Business Strategy” above, we have implemented a strategy to simplify our structure by aligning our operations management and support organizations under two main business segments:

•	Heavy Construction and Mining

•	Commercial and Industrial Construction

We continue to believe that our excellent safety record, coupled with our significant industry knowledge in the Canadian oil sands, commercial and industrial markets, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering, differentiate us from our competition. We have a specific capability of operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.

We believe we will continue to be positioned to respond to the needs of a wide range of other resource, commercial, industrial and public developers and we remain committed to expanding our operations outside of the Canadian oil sands.¿

HEAVY CONSTRUCTION AND MINING SEGMENT

Our Heavy Construction and Mining segment focuses primarily on providing mining support, earthworks and below ground industrial services for oil sands and other natural resource developers across Canada. This includes activities such as:

•	Land clearing, stripping, muskeg removal and overburden removal to expose the surface mining area;

•	Supply of labour and equipment to supplement customers’ mining fleets supporting surface mining activities;

•

General support mine services for surface and underground mine operations and treatment plant operations, including road building and maintenance, hauling of sand and gravel and relocation of treatment plants;

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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•	Construction related to the expansion of existing projects, site development and earthworks, underground utilities and infrastructure;

•	Construction and modification of tailing dams, dykes and ponds;

•	Reclamation of mined-out areas; and

•	Environmental and tailings management services to support oil sands tailing pond reduction initiatives related to Alberta’s Directive 074[2].

COMMERCIAL AND INDUSTRIAL CONSTRUCTION SEGMENT

Our Commercial and Industrial Construction segment focuses primarily on providing below and above grade construction services to commercial, industrial and public construction markets across Canada. This includes activities such as:

•	Large and smaller-scale projects related to the installation of various types of driven piles and drilled piles.

•

Design and installation of shoring / earth retention / stabilization systems (secant pile, sheet pile, soldier pile and lagging walls) and micro piles, with Canadian operations extending from British Columbia to Ontario;

•	Design, fabrication and supply of helical (screw) piles and pipeline anchor systems with sales in Canada, the US, Colombia, Malaysia, Indonesia, Thailand, Russia and Australia;

•	Structural steel erection services;

•	Oil and gas storage tank construction, repair and maintenance services across Canada;

•

Mainline pipe integrity testing, repair and maintenance services. This will involve identifying weak portions of existing pipelines and carrying out repairs to reduce the risk of future leaks or ruptures with the capability to handle pipe diameters ranging from 2 to 60 inches in remote geographical locations; and

•	Infrastructure development for oil and gas pipeline systems, including gathering and processing, transmission, storage and distribution.

CHANGES TO THE FINANCIAL REPORTING OF BUSINESS SEGMENTS

We will begin reporting our segmented results under the Heavy Construction and Mining and Commercial and Industrial Construction segments effective for the three months ended June 30, 2012. All prior-year segment comparatives will also be reported under the revised business segments with the additional segmentation of our unallocated equipment costs, as described below.

Prior to this fiscal year, our unallocated equipment costs were not included in our segment financial results nor were they discussed in our segment analysis. Our methodology for allocating equipment costs to projects is through the use of internal equipment rates per operating hour of equipment utilized on a project. The internal equipment rates are designed to cover all variable costs of our equipment, including depreciation and repairs and maintenance. In addition, the internal equipment rates per operating hour have a component that covers the fixed costs of our equipment, including operating leases, fleet management costs, shop overheads and capital costs. The fixed cost recovery component of our internal equipment rates is developed based on planned equipment operating hours by each of the different rate groups of our equipment. Each equipment rate group has a different fixed cost recovery component.

Unallocated equipment costs typically occur as a result of one or more of the following events:

•	The reduced utilization of equipment results in lower operating hours, reducing the recovery of our fixed equipment costs;

•	A change in equipment mix on a project site results in a change in the mix of equipment rates, reducing the recovery of our fixed equipment costs; and

•	Timing between periods for the recovery for variable repairs and maintenance costs compared to when the actual repairs and maintenance costs are incurred.

In an effort to improve our reporting related to our unallocated equipment costs we have developed a process for segmenting our unallocated equipment costs which will allow us to report such costs within the revised segmented financial results for this and future fiscal years.

RECAST OF FISCAL 2012 AND FISCAL 2011 SEGMENT FINANCIAL RESULTS

To allow for effective year over year comparisons of our financial results under our new business segmentation, the table below recasts quarterly segmented financial summaries for the past two years based on the new segmentation and the assignment of unallocated equipment costs to each segment’s financial results. All financial results and analysis in this and future MD&A’s will reflect the new business segments and assignment of unallocated equipment costs with comparisons to past periods based on the recast results.

[2]	Directive 074: “Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes”, released February 3, 2009 by the Energy Resources Conservation Board (ERCB), an independent, quasi-judicial agency of the Government of Alberta, established to regulate the safe, responsible, and efficient development of Alberta's energy resources: oil, natural gas, oil sands, coal, and pipelines.

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New Business Segmentation Financial Summary

	Fiscal 2012
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue
Heavy Construction and Mining
Revenue	$163,391	100.0%	$159,305	100.0%	$159,915	100.0%	$175,052	100.0%	$657,663	100.0%
Segment profit	8,523	5.2%	18,350	11.5%	8,264	5.2%	410	0.2%	35,547	5.4%
Commercial and Industrial Construction
Revenue	$30,632	100.0%	$86,081	100.0%	$124,715	100.0%	$107,454	100.0%	$348,882	100.0%
Segment profit	192	0.6%	15,902	18.5%	12,993	10.4%	1,389	1.3%	30,476	8.7%

	Fiscal 2011
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue
Heavy Construction and Mining
Revenue	$163,018	100.0%	$171,668	100.0%	$185,325	100.0%	$146,475	100.0%	$666,486	100.0%
Segment profit (loss)	16,254	10.0%	24,064	14.0%	22,985	12.4%	(16,288)	-11.1%	47,016	7.1%
Commercial and Industrial Construction
Revenue	$20,576	100.0%	$63,190	100.0%	$79,761	100.0%	$28,035	100.0%	$191,562	100.0%
Segment profit (loss)	427	2.1%	5,813	9.2%	8,988	11.3%	(9)	0.0%	15,219	7.9%

Previous Business Segmentation Financial Summary
	Fiscal 2012
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue
Heavy Construction and Mining
Revenue	$163,391	100.0%	$159,719	100.0%	$166,516	100.0%	$181,094	100.0%	$670,720	100.0%
Segment profit	21,781	13.3%	21,788	13.6%	19,580	11.8%	23,418	12.9%	86,567	12.9%
Piling
Revenue	$31,534	100.0%	$49,176	100.0%	$51,697	100.0%	$52,914	100.0%	$185,321	100.0%
Segment profit	2,589	8.2%	13,503	27.5%	16,473	31.9%	13,447	25.4%	46,012	24.8%
Pipeline
Revenue	$(902)	100.0%	$36,491	100.0%	$66,417	100.0%	$48,498	100.0%	$150,504	100.0%
Segment (loss) profit	(1,948)	216.0%	2,927	8.0%	(2,941)	-4.4%	(9,360)	-19.3%	(11,322)	-7.5%

	Fiscal 2011
(dollars in thousands)	Q1	% of Revenue	Q2	% of Revenue	Q3	% of Revenue	Q4	% of Revenue	Total	% of Revenue
Heavy Construction and Mining
Revenue	$163,609	100.0%	$171,628	100.0%	$185,325	100.0%	$146,475	100.0%	$667,037	100.0%
Segment profit (loss)	22,247	13.6%	22,234	13.0%	20,293	10.9%	(14,071)	-9.6%	$50,703	7.6%
Piling
Revenue	$19,146	100.0%	$26,563	100.0%	$37,594	100.0%	$22,256	100.0%	$105,559	100.0%
Segment profit	1,394	7.3%	4,782	18.0%	10,324	27.5%	1,955	8.8%	$18,455	17.5%
Pipeline
Revenue	$839	100.0%	$36,667	100.0%	$42,167	100.0%	$5,779	100.0%	$85,452	100.0%
Segment (loss) profit	(723)	-86.2%	879	2.4%	(1,641)	-3.9%	(1,549)	-26.8%	$(3,034)	-3.6%

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C. FINANCIAL RESULTS

SUMMARY OF CONSOLIDATED THREE MONTHS RESULTS

	Three Months Ended June 30,
(dollars in thousands, except per share amounts)	2012	% of Revenue	2011	% of Revenue	Change
Revenue	$235,922	100.0%	$194,023	100.0%	$41,899
Project costs	132,940	56.3%	94,809	48.9%	38,131
Equipment costs	64,088	27.2%	62,614	32.3%	1,474
Equipment operating lease expense	10,740	4.6%	20,393	10.5%	(9,653)
Depreciation	9,966	4.2%	9,596	4.9%	370
Gross profit	18,188	7.7%	6,611	3.4%	11,577
General and administrative expenses	17,718	7.5%	10,601	5.5%	7,117
Operating income (loss)	225	0.1%	(5,669)	-2.9%	5,894
Net loss	$(5,126)	-2.2%	$(9,014)	-4.6%	$3,888
Per share information
Net loss – Basic	$(0.14)		$(0.25)		$0.11
Net loss – Diluted	(0.14)		(0.25)		0.11
EBITDA(1)	$11,249	4.8%	$6,227	3.2%	$5,022
Consolidated EBITDA(1) (as defined within the credit agreement)	$10,626	4.5%	$6,176	3.2%	$4,450

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended June 30,
(dollars in thousands)	2012	2011
Net loss	$(5,126)	$(9,014)
Adjustments:
Interest expense	7,746	7,377
Income tax benefit	(2,481)	(3,610)
Depreciation	9,966	9,596
Amortization of intangible assets	1,144	1,878
EBITDA	$11,249	$6,227
Adjustments:
Unrealized gain on derivative financial instruments	(22)	(337)
(Gain) loss on disposal of property, plant and equipment	(225)	398
Gain on disposal of assets held for sale	(78)	—
Stock-based compensation reversal	298	485
Equity in earnings of consolidated joint venture	(596)	(597)
Consolidated EBITDA	$10,626	$6,176

ANALYSIS OF CONSOLIDATED RESULTS

Revenue

For the three months ended June 30, 2012, revenue increased to $235.9 million, $41.9 million higher than in the same period last year. The year-over-year revenue growth reflects a $39.8 million increase in revenue from the Commercial and Industrial Construction segment, driven by a significant increase in drilled and driven piling volumes and the addition of steel construction activity at Thompson Creek’s Mt. Milligan Copper / Gold project3. Work on the Mt. Milligan project began in the second half of last year. Revenue from the Heavy Construction and Mining segment was equivalent to the previous year, although there was a significant shift in the type of work performed as the significant increase in heavy civil activity was offset by lower mine support activity and reduced overburden removal activity, beyond that performed for Canadian Natural.

Consolidated revenue in the prior year period was adversely affected by a series of unique events:

•	Evacuations at Shell’s4 mines (two weeks) and Canadian Natural’s Horizon mine (three weeks) as a result of wildfires in the region;

•	The seven-month suspension of overburden removal activity at Canadian Natural’s Horizon mine due to a plant fire;

•	Adverse weather conditions in Western and Central Canada which delayed project start-ups and affected production schedules for drilled and driven piling activity; and

[3]	Thompson Creek Metal Company Inc. (Thompson Creek), owner of the Mt. Milligan Copper / Gold (Mt. Milligan) project in Central British Columbia.
[4]	Shell Canada Energy (Shell), a division of Shell Canada Limited, which is the operator of the oil sands mining and extraction operations at the Jackpine and Muskeg River mines, on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Corporation (20%).

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•

The recording of negative revenue for our pipeline construction activity as a result of a reduction in the estimated completion percent on two large-diameter fixed cost pipeline projects due to an increase in estimated future costs on these projects.

Gross profit

For the three months ended June 30, 2012, gross profit was $18.2 million, an increase of $11.6 million from the prior-year period. As a percentage of revenue, gross profit margin increased to 7.7% for the three months ended June 30, 2012, compared to 3.4% during the same period last year. Strong volumes in the Commercial and Industrial Construction segment, combined with a higher margin on that work, contributed $10.5 million of the improvement to consolidated gross profit. In the previous year, gross profit from the Commercial and Industrial Construction segment was negatively affected by weather related productivity issues in drilled and driven piling activity, as well as by losses on pipeline construction activity. The Heavy Construction and Mining segment was not a significant contributor to the improvement in consolidated gross profit results, with comparable volumes and margins, year-over-year, as lower margin heavy civil work performed under our master services agreements eroded the benefits from increased profitability under the amended Canadian Natural contract. The drop in overburden removal volumes outside of the Canadian Natural site and reduced mine support activities resulted in a lower utilization of our larger-sized equipment fleet, which contributed to the segments $13.4 million under recovery of equipment costs for the current year, comparable to the under recovery in the prior period last year. Canadian Natural overburden removal activity in the prior year was performed at zero margin, as discussed in “Significant Business Events – Canadian Natural Contract”.

Project costs, as a percentage of revenue, were 56.3% during the three months ended June 30, 2012, compared to 48.9% for the three months ended June 30, 2011. This increase reflects a higher percentage of heavy civil construction work and drilled and driven piling activity in the work mix, both of which require more labour, material and subcontractor expense than mine support services activity. Project costs in the current period were further affected by an increase in indirect project support costs as the Heavy Construction and Mining segment became active on an increased number of project sites. Equipment costs declined to 27.2% of revenue during the three months ended June 30, 2012, compared to 32.3% in the same period last year, reflecting the reduction of equipment intensive mine support services in the work mix. Additionally, Canadian Natural’s purchase of certain contract-related assets including equipment, an onsite maintenance facility and associated inventory (as discussed in “Significant Business Events – Canadian Natural Contract”) reduced equipment costs specific to the Canadian Natural contract.

Equipment operating lease expense was $10.7 million for the three months ended June 30, 2012 compared to $20.4 million in the same period last year. This decrease reflects the lease buyout and sale in the current period, which included a $4.1 million lease cost recovery from the sale (discussed in more detail in “Significant Business Events – Asset Sales in the Current Year”) along with the elimination of operating lease costs resulting from the Canadian Natural equipment sale in the last quarter of the prior year. Lower year-over-year over hour charges on our leased equipment contributed to the reduced operating lease expense in the current year. Depreciation increased $0.4 million for the three months ended June 30, 2012 reflecting increased demand for equipment we own as well as additional depreciation costs related to an increase in maintenance capital additions in the prior year.

Operating income (loss)

For the three months ended June 30, 2012, operating income increased to $0.2 million from an operating loss of $5.7 million during the same period last year. G&A expense was $17.7 million, or 7.5% of revenue compared to $10.6 million, or 5.5% of revenue, in the prior year. The $7.1 million increase in G&A reflects higher employee and facility costs from additions made in the prior year, the $2.5 million restructuring charge, as discussed in “Significant Business Events – Changes to Business Strategy”, a $0.8 million increase in short-term incentive costs and a $2.0 million year-over-year reduction in the reversal of stock-based compensation. G&A expense in the current-year period reflects the benefit of a $1.1 million reversal of stock-based compensation expense due to a reduction in our share price compared to a $3.1 million reversal of stock-based compensation expense due to a larger reduction in our share price in the prior-year period. As we realize the benefits of the business restructuring G&A cost reductions, described in “Business Restructuring – Business Reorganization” above, we anticipate G&A expense for the remainder of the current fiscal year to be comparable to the prior year.

Net loss

For the three months ended June 30, 2012, we recorded a net loss of $5.1 million (basic loss per share of $0.14), compared to net loss of $9.0 million (basic loss per share of $0.25) for the three months ended June 30, 2011. Non-cash items affecting the current period results included unrealized gains on embedded derivatives in certain long term supplier contracts. Excluding the non-cash items, net loss would have remained unchanged at $5.1 million (basic loss per share of $0.14) for the three months ended June 30, 2012.

The non-cash items affecting the prior period results included unrealized gains on embedded derivatives in certain long term supplier contracts and a long term customer contract. Excluding the above items, net loss for the three months ended June 30, 2011 would have been $9.3 million (basic loss per share of $0.26).

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SEGMENT RESULTS

As discussed in “Significant Business Events – Changes to Business Strategy” above, we have changed our reporting segments to align with the new structure of our business. As of the three months ended June 30, 2012, our reporting segments now consist of:

•	Heavy Construction and Mining

•	Commercial and Industrial Construction

All segmented results and analysis in this and future MD&A’s will be reported using our new business segments. All comparative prior-year periods have been recast to align with the new reporting segments.

Heavy Construction and Mining

	Three Months Ended June 30,
(dollars in thousands)	2012	% of Revenue	2011	% of Revenue	Change
Segment revenue	$165,450	100.0%	$163,391	100.0%	$2,059
Segment profit	8,648	5.2%	8,523	5.2%	125

For the three months ended June 30, 2012, the Heavy Construction and Mining segment reported revenue of $165.5 million, up $2.1 million from the $163.4 million reported in the same period last year. Current year activity included increased heavy civil construction activity at Syncrude’s Base Plant mine5, where we continue to work on this customer’s shear key foundation construction for its Mildred Lake mine train relocation project. We also increased activity at Suncor’s6 Base mine under our five year master services agreement with this customer. In addition, site development activity increased compared to last year as we continue to support construction of Total’s Joslyn mine7 and PetroChina’s Dover SAGD facility8. Both projects were initiated in the second half of last year. Offsetting these improvements was a significant change in heavy civil activity and mine service activity at Shell’s mines. This customer has reduced activity on its major Atmospheric Fines Drying tailings project until later in the year. Shell has also reduced its outsourcing of mine services work in a bid to reduce operating costs. Our volumes in the current period were further impacted by the completion of Harvest’s BlackGold SAGD operation9 and subsequent reduction in earthworks activity. In addition, overburden removal activity at Suncor’s Base mine was delayed as they re-assess the design of their mine plan. In contrast, overburden removal activity increased at Canadian Natural’s Horizon mine site in the current period, reflecting a return to normal operations. However, revenue gains from increased activity levels were partially offset by a reduction in revenue derived from equipment support related billings following the sale of certain contract related equipment assets to Canadian Natural.

In the comparable period last year, Heavy Construction and Mining segment activities were interrupted by wildfires in the Fort McMurray area which caused the two week evacuation of all personnel from Shell’s mine sites and the three week evacuation at Canadian Natural’s Horizon site. Subsequent to the wildfire evacuation at the Horizon site, Canadian Natural notified us that we were to suspend our overburden removal activity on the site until January 2, 2012 while it repaired and restarted its fire-damaged plant.

For the three months ended June 30, 2012, Heavy Construction and Mining segment profit and related margin were comparable to the same period last year. As discussed in the “Significant Business Event – Canadian Natural Contract” section of this MD&A, revenue related to the Canadian Natural overburden removal contract was recorded at zero margin during the three months ended June 30, 2011. Margins on this contract improved significantly during the current period, but the gains were partially offset by a shift in overall revenue mix for the segment, including reduced volumes at Shell and reduced earthworks activity. Segment profits were negatively affected by $13.4 million in equipment costs that could not be recovered from projects during the three months ended June 30, 2102, a comparable equipment cost under recovery to the same period last year. The current year equipment cost under recovery is due to additional equipment support costs and the reduced mine services activity causing lower cost recoveries from our larger sized heavy construction fleet. As discussed in “Business Restructuring – Business Reorganization” above, the segment has implemented a restructuring plan that will see a reduction in both operational and equipment support costs in the coming quarters.

[5]	Syncrude Canada Ltd. (Syncrude) – operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Oil and Gas Partnership (12%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).
[6]	Suncor Energy Inc. (Suncor).
[7]	Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA, is the operator of oil sands mining and extraction operations for the Joslyn North Mine project (Total Joslyn), a joint venture amongst Total (38.25%), Suncor (36.75%), Occidental Petroleum Corporation (15%) and Inpex Corporation (10%).
[8]	PetroChina Dover SAGD project (PetroChina Dover) is owned by PetroChina International Investment Ltd. The project is operated by Dover Operating Corp, a joint venture between Cretaceous Oilsands Holdings Ltd (60%), a wholly owned subsidiary of PetroChina and Alberta Oil Sands Corp. (AOSC) (40%).
[9]	Harvest Operations Corp. (Harvest), a wholly owned subsidiary of Korea National Oil Corporation, is the sole owner and operator of the BlackGold Oilsands steam assisted, gravity driven (SAGD) project, located in Northern Alberta.

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Commercial and Industrial Construction

	Three Months Ended June 30,
(dollars in thousands)	2012	% of Revenue	2011	% of Revenue	Change
Segment revenue	$70,472	100.0%	$30,632	100.0%	$39,840
Segment profit	10,476	14.9%	192	0.6%	10,284

For the three months ended June 30, 2012, revenue from the Commercial and Industrial Construction segment revenue increased to $70.5 million, up $39.8 million from the prior year. This increase reflects a high level of drilled and driven pile activity. The sharp improvement in piling activity also reflects a return to normal operating conditions in the current period, compared to the extreme weather conditions of the previous year, which caused schedule and project disruptions. Contributing to the year-over-year revenue improvement was increased structural steel construction activity at Thompson Creek’s Mt. Milligan project in Northern British Columbia as well as strong demand for tank maintenance services across Canada. The segment also benefitted from significant international sales of manufactured screw piles and work performed under a multi-year pipeline integrity and maintenance contract with a major Canadian pipeline operator. Additionally, the Commercial and Industrial Construction segment recorded positive pipeline construction revenue during the current period, compared to negative revenue during the same period last year. The segment has two active large-diameter fixed cost pipeline projects with minimal activity reflected in the current period as they are waiting for improved weather conditions before the completion of final summer clean-up on the projects.

For the three months ended June 30, 2012, the Commercial and Industrial Construction segment profit increased to $10.5 million, representing a 14.9% margin. This compares favorably to segment profit of $0.2 million and 0.6% margin for the three months ended June 30, 2011. The significant improvement reflects increased work volumes supported by higher margins on most of that work. In particular, margins on our drilled and driven pile activity increased significantly as improved weather conditions enhanced productivity. Segment margins also benefited from enhanced pipeline profitability as we focused on higher-margin maintenance and integrity work.

NON-OPERATING INCOME AND EXPENSE

	Three Months Ended June 30,
(dollars in thousands)	2012	2011	Change
Interest expense
Long term debt
Interest on Series 1 Debentures	$5,133	$5,133	$–
Interest on credit facilities	1,990	1,462	528
Interest on capital lease obligations	186	138	48
Amortization of deferred financing costs	401	433	(32)
Interest on long term debt	$7,710	$7,166	$544
Other interest	36	211	(175)
Total interest expense	$7,746	$7,377	$369
Foreign exchange loss (gain)	108	(85)	193
Unrealized gain on derivative financial instruments	(22)	(337)	315
Income tax benefit	$(2,481)	$(3,610)	$1,129

Interest expense

Total interest expense increased $0.4 million in the three months ended June 30, 2012 compared to the same period last year. At June 30, 2012, we had a total of $85.9 million outstanding under the credit facilities, compared to a total of $73.9 million at June 30, 2011. Interest expense for the credit facilities was $2.0 million for the three months ended June 30, 2012 compared to $1.5 million for the three months ended June 30, 2011. The increased interest expense in the current period reflects the cost of the higher amounts borrowed under the credit facilities and a 1.5 percentage point increase in our three-month weighted average interest rate to 8.0% for the current year. A detailed discussion on our Series 1 Debentures and our credit facilities can be found under “Capital Resources”.

Foreign exchange gain

The foreign exchange gains recognized in the three months ended June 30, 2012 relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of parts inventory. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.

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Income tax benefit

For the three months ended June 30, 2012, we recorded a current income tax expense of $0.5 million and a deferred income tax benefit of $3.0 million for a total income tax benefit of $2.5 million. This compares to a combined income tax benefit of $3.6 million for the same period last year. Income tax benefit as a percentage of income before income taxes for the three months ended June 30, 2012 differs from the statutory rate of 25.13% primarily due to the effect of permanent tax differences. Income tax benefit as a percentage of income before income taxes for the three months ended June 30, 2011, differs from the statutory rate of 26.25% primarily due to the changes in the timing of the reversal of temporary differences, effect of permanent differences, effect of changes in enacted tax rates and Alberta Finance audit adjustments from 2007 and 2008.

BACKLOG

Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract, work order or change order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload will be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master services agreements where scope is not clearly defined. For the three months ended June 30, 2012, the total amount of revenue earned from time-and-material contracts performed under our master services agreements, which are not in backlog, was approximately $43.0 million compared to $81.3 million for the same period in the prior year.

Our estimated backlog by segment and contract type as at June 30, 2012, March 31, 2012 and June 30, 2011 was:

(dollars in thousands)	June 30, 2012	March 31, 2012	June 30, 2011
By Segment
Heavy Construction and Mining	$514,481	$633,187	$545,283
Commercial and Industrial Construction	90,437	100,391	117,777
Total	$604,918	$733,578	$663,060

By Contract Type
Unit-Price	$207,714	$291,192	$635,445
Lump-Sum	48,987	11,396	21,780
Time-and-Material, Cost-Plus	348,217	430,990	5,835
Total	$604,918	$733,578	$663,060

As discussed in “Significant Business Events – Changes to Business Strategy” above, we have changed our business segments. Our backlog for the two prior periods has been recast to align the comparable results with the current period segment backlog

The Canadian Natural contract represented approximately $324.0 million of the June 30, 2012 backlog compared to $417.8 million as stated in our annual MD&A for the year ended March 31, 2012 and $507.0 million reported as backlog in our interim MD&A for the three months ended June 30, 2011. The change in the value of the backlog on this contract from March 31, 2012 reflects work performed under the contract during the current period, as well as an adjustment to the remaining value of work to be performed under the contract as a result of the sale of certain contract related equipment assets to our customer. The transfer of equipment assets will reduce the amount of fleet management, inventory management and maintenance services required to support the fleet through the balance of the contract and backlog values have been adjusted accordingly.

We expect that approximately $384.3 million of total backlog will be performed and realized in the 12 months ending June 30, 2013.

CLAIMS AND CHANGE ORDERS

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.

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Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three months ended June 30, 2012, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had approximately $1.9 million in claims revenue recognized to the extent of costs incurred, compared to $0.7 million in the prior-year period and the Commercial and Industrial Construction segment had $4.6 million in claims revenue recognized to the extent of costs incurred, compared to $1.0 million in the prior-year period.

As at June 30, 2012, we had $25.2 million of unresolved claims and change orders recorded on our balance sheet. These consisted of $2.5 million and $22.7 million, respectively, for the Heavy Construction and Mining and Commercial and Industrial Construction segments. This compares to $23.4 million of unresolved claims and change-orders recorded on our balance sheet for the year ended March 31, 2012, consisting of $1.7 million and $21.7 million, respectively, for the Heavy Construction and Mining and Commercial and Industrial Construction segments. We are working with our customers to come to resolution on additional amounts, if any, to be paid to us with respect to these additional costs.

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	seasonal weather and ground conditions;

•	the timing of equipment maintenance and repairs;

•	claims and change-orders; and

•	the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

For a full discussion on the factors that can contribute to the variations in our quarterly financial results please see “Financial Results – Summary of Consolidated Quarterly Results” in our annual MD&A for the fiscal year ended March 31, 2012.

The table, below, summarizes our consolidated results for the preceding eight quarters:

	Three Months Ended
(dollars in millions, except per share amounts)	June 30, 2012	March 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010
	Fiscal 2013	Fiscal 2012				Fiscal 2011
Revenue	$235.9	$282.5	$284.6	$245.4	$194.0	$174.5	$265.1	$234.9
Gross profit (loss)	18.2	0.9	20.0	33.4	6.6	(17.4)	30.8	29.1
Operating income (loss)	0.2	(15.8)	2.8	18.3	(5.7)	(35.3)	11.3	12.3
Net (loss) income	$(5.1)	$(16.9)	$(1.9)	$6.6	$(9.0)	$(30.5)	$3.7	$2.4
Net (loss) income per share – basic ‡	$(0.14)	$(0.47)	$(0.05)	$0.18	$(0.25)	$(0.84)	$0.10	$0.07
Net (loss) income per share – diluted ‡	$(0.14)	$(0.47)	$(0.05)	$0.18	$(0.25)	$(0.84)	$0.10	$0.06

‡	Income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

Contributing to the variations in our recent quarterly financial results was the significant swings in the Heavy Construction and Mining segment’s overburden removal volumes on Canadian Natural’s Horizon site:

•

In the three months ended September 30, 2010, overburden removal volumes were still ramping up from the Canadian Natural’s temporary 2009 winter shutdown of the Horizon project while Canadian Natural prepared for operations start-up;

•	In the six months ended March 31, 2011, overburden removal volumes returned to normal; and

•

In the three months ended June 30, 2011 volumes were negatively affected by wildfires in the region and an unrelated production facility fire. Canadian Natural issued a work suspension notice during this period and we did not resume overburden removal activities until the start of the three months ended March 31, 2012.

In addition to the swings in volume for this customer, we recorded a $42.5 million revenue writedown on the Canadian Natural contract, which negatively affected results for the three months ended March 31, 2011. During contract negotiations with Canadian Natural, revenue on the Canadian Natural contract was only reported to the extent of costs incurred for each of the three months ended June 30, 2011, September 30, 2011 and December 31, 2011. Revenue reported for the three months ended March 31, 2012 reflected the new pricing structure negotiated under the amended Canadian Natural contract.

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SUMMARY OF CONSOLIDATED FINANCIAL POSITION

(dollars in thousands)	June 30, 2012	March 31, 2012	Change
Cash	$91	$1,400	$(1,309)
Current assets (excluding cash)	287,485	323,723	(36,238)
Current liabilities	(221,148)	(254,573)	33,425
Net working capital	$66,428	$70,550	$(4,122)
Intangible assets	12,344	12,866	(522)
Property, plant and equipment	312,988	312,775	213
Total assets	715,481	749,993	(34,512)
Capital lease obligations (including current portion)	(9,948)	(10,701)	753
Total long term financial liabilities ‡	$(317,417)	$(313,871)	$(3,546)

‡	Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

At June 30, 2012, net working capital (current assets less current liabilities) was $66.4 million, down $4.1 million from March 31, 2012.

The cash balance at June 30, 2012 was $0.1 million, $1.3 million less than at March 31, 2012, reflecting negative cash generated from operations substantially offset by an increase in borrowings through the credit facilities.

Current assets excluding cash, decreased $36.2 million between March 31, 2012 and June 30, 2012, reflecting a $69.4 million decrease in accounts receivables during the three months ended June 30, 2012, due to the collection of prior quarter revenues and the receipt of the proceeds for the sale to Canadian Natural of contract-related assets, as discussed in more detail in “Significant Business Events – Canadian Natural Contract”. This reduction in current assets was partially offset by a $31.7 million increase in unbilled revenue, due to delays in processing customer billing in the current three month period and an increase in unexecuted change orders.

Current liabilities decreased by $33.4 million between March 31, 2012 and June 30, 2012, primarily reflecting a $5.1 million interest payment on our Series 1 Debentures and a $28.7 million decrease in accounts payable, which included the settlement of lease buy-outs associated with the sale to Canadian Natural of certain contract related equipment. Equipment purchases of $11.3 million, which are scheduled to be paid after June 30, 2012, are included in accounts payable as of June 30, 2012.

Property, plant and equipment net book value for the three months ended June 30, 2012 increased $0.2 million compared to March 31, 2012. This reflects equipment purchases of $14.3 million and new capital lease additions of $0.6 million during the current period, offset by equipment disposal of $4.7 million (net book value) and depreciation of $10.0 million

Total long-term financial liabilities increased by $3.5 million between the three months ended March 31, 2012 and June 30, 2012 as a result of an increase in borrowing under our Revolving Facility, partly offset by the lower share price impact on the value of stock-based compensation liabilities. A detailed discussion on our Revolving Facility can be found in “Liquidity and Capital Resources – Credit facilities”, below.

SUMMARY OF CONSOLIDATED CAPITAL ADDITIONS

We acquire our property, plant and equipment (“PP&E”) in three ways: capital expenditures, capital leases and operating leases. In addition, we acquire our intangible assets through capital expenditures. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase while capital leases and operating leases are varying ways of financing capital expenditures.

We define our capital requirements as either:

•

sustaining capital additions – PP&E and intangible asset additions that are needed to keep our existing fleet of equipment and intangible assets at their optimal useful life through capital maintenance or replacement; or

•

growth capital additions – PP&E additions that are needed to increase equipment capacity to perform larger or a greater number of projects and those intangible asset additions needed to increase capacity, performance or efficiency.

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A summary of cash changes to PP&E and intangible assets by nature and by period is shown in the table below:

	Three Months Ended June 30,
(dollars in thousands)	2012	2011	Change
New PP&E – Capital expenditures
Sustaining
Equipment	$924	$884	$40
Capitalized Maintenance	5,885	2,009	3,876
Growth	4,661	3,813	848
Subtotal	$11,470	$6,706	$4,764
New intangible assets – Capital expenditures
Sustaining	448	132	316
Growth	250	670	(420)
Subtotal	698	802	(104)
Total new additions to capital assets	$12,168	$7,508	$4,660
Items affecting cash additions to capital assets:
Equipment lease buyouts	2,788	–	2,788
Change in non-cash working capital	(7,472)	(4,968)	(2,504)
Cash outflow on additions to PP&E and intangible assets	7,484	2,540	4,944
Capital asset disposal
Proceeds on disposal of PP&E	5,012	32	4,980
Proceeds on disposal of assets held for sale	156	–	156
Cash inflow for proceeds on disposal of capital assets	$5,168	$32	$5,136
Net change in cash related to capital assets	$(2,316)	$(2,508)	$192

The increase in sustaining PP&E additions for the three months ended June 30, 2012 compared to the same period last year is reflective of an increase in capitalized maintenance activity in the current period.

The increase in growth PP&E additions for the three months ended June 30, 2012, compared to the same period last year, reflects the addition of our specialized equipment that supports drilled and driven piling activity in the Commercial and Industrial Construction segment and specialized equipment that supports tailings pond management in our Heavy Construction and Mining segment.

Equipment lease buyout activity in the three months ended June 30, 2012 only includes the buyout of equipment leases that we have capitalized in PP&E. We consider the lease buyout activity to be a change in financing, not an addition to our equipment fleet, as we would have previously reported the addition to our equipment fleet under non-cash additions. The reduction in non-cash working capital in the current period reflects the settlement of lease buyouts related to the prior year sale of contract-specific assets to Canadian Natural, offset by an increase in accounts payable related to the buyout of the current-period leased assets.

Proceeds on the disposal of PP&E for the three months ended June 30, 2012 includes the proceeds specific to the assets we owned, described in more detail in “Significant Business Events – Equipment Sales in the Current Year”.

A summary of non-cash changes to PP&E assets by nature and by period is shown in the table below:

	Three Months Ended June 30,
(dollars in thousands)	2012	2011	Change
PP&E – Capital leases additions
Sustaining	$632	$–	$632
Growth	–	386	(386)
Subtotal	632	386	246
PP&E – Operating leases additions
Sustaining	–	–	–
Growth	–	–	–
Subtotal	–	–	–
Total non-cash capital additions	$632	$386	$246

Capital lease additions for the three months ended June 30, 2012 reflect the additions to the light-duty vehicle fleet.

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Our consolidated sustaining and growth capital additions are reflected in the table, below:

	Three Months Ended June 30,
(dollars in thousands)	2012	2011	Change
Total sustaining capital additions	$7,889	$3,025	$4,864
Total growth capital additions	4,911	4,869	42
Total capital additions	$12,800	$7,894	$4,906

SUMMARY OF CONSOLIDATED CASH FLOWS

	Three Months Ended June 30,
(dollars in thousands)	2012	2011	Change
Cash (used in) provided by operating activities	$(6,993)	$1,980	$(8,973)
Cash used in investing activities	(146)	(2,508)	2,362
Cash provided by financing activities	5,794	775	5,019
Net (decrease) increase in cash and cash equivalents	$(1,345)	$247	$(1,592)

Operating activities

Cash used in operating activities for the three months ended June 30, 2012 was $7.0 million, compared to cash provided of $2.0 million for the three months ended June 30, 2011. The lower cash flow in the current period is primarily a result of an increase in non-cash working capital partially offset by a lower net loss.

Investing activities

Cash used in investing activities for the three months ended June 30, 2012 was $0.1 million, compared to $2.5 million for the same period a year ago. Investing activities in the current period included cash outflows of $6.8 million for the purchase of property, plant and equipment and $0.7 million for the purchase of intangible assets which were offset by cash inflows of $2.2 million from the closeout of the investment in an unconsolidated joint venture and $5.2 million in proceeds on the disposal of property, plant and equipment and assets held for sale. Cash used in investing activities for the three months ended June 30, 2011 included capital and intangible asset expenditures of $2.5 million.

Financing activities

Cash provided by financing activities during the three month period ended June 30, 2012 was $5.8 million as a result of an increase in the revolving credit facility of $9.7 million, a scheduled $2.5 million repayment on our term credit facilities and a $1.4 million repayment of capital lease obligations. Cash provided by financing activities during the three month period ended June 30, 2011 was $0.8 million as a result of an increase in the revolving credit facility of $4.4 million, a scheduled $2.5 million repayment on our term credit facilities and a $1.1 million repayment of capital lease obligations.

D. OUTLOOK

We anticipate a continuation of strong activity in the Commercial and Industrial Construction segment during the second quarter to partially offset lower work volumes in the Heavy Construction and Mining segment.¿

In the Heavy Construction and Mining segment, we will continue with the construction of the shear key foundation at Syncrude’s Mildred Lake mine relocation project through the remainder of the fiscal year. We will also begin constructing the recently awarded mechanically stabilized earth (MSE) wall at Syncrude’s mine relocation project in the second quarter. At Suncor, tailings related work, including MFT work, ditching and limestone projects, are expected to provide steady volumes through the summer, with reclamation projects providing added volumes in the fourth quarter. Our work on Shell’s Atmospheric Fines Drying Phase 3 project comes to a close in the second quarter.¿

Near-term demand for mine support services is expected to be weaker than normal due to project delays and deferrals and insourcing by some customers. Additionally, civil construction activity is expected to ramp down in the second quarter as PetroChina’s Dover SAGD project nears completion and work authorizations could be delayed for the development of Total’s Joslyn mine while that customer considers amendments to their site engineering plan and budget. Demand for reclamation and tailings services, together with activity on mine expansion projects and the continuation of overburden removal activity at Canadian Natural, is expected to partially offset these impacts.¿

In our Commercial and Industrial Construction segment, we expect work at the Thompson Creek Mt. Milligan project in Northern British Columbia will remain steady through to the end of the calendar year. Piling demand remains strong with sound industry fundamentals and a large project backlog supporting our expectation of continued high activity levels in fiscal 2013. Pipeline activity, meanwhile, will continue to be driven by low risk integrity management work as we continue to consider our options for the future of the business. Tank services activity is expected to strengthen through the summer months, before entering the normal seasonal slowdown during the winter months.¿

Overall, we expect that the impact of lower activity levels will be offset by the cost reduction benefits realized from the new strategic initiatives and the increased focus on performance, efficiency and risk management.¿

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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E. LEGAL AND LABOUR MATTERS

EMPLOYEES AND LABOUR RELATIONS

As of June 30, 2012, we had over 740 salaried employees and approximately 1,900 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 3,500 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. Subcontractors perform an estimated 8% to 10% of the construction work we undertake. As of June 30, 2012, approximately 1,700 employees are members of various unions and work under collective bargaining agreements.

The majority of our work is carried out by employees governed by our mining overburden collective bargaining agreement with the International Union of Operating Engineers (IUOE) Local 955, the primary term of which expires on March 31, 2015. Other collective agreements in operation include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions, Piling sector collective agreements in Saskatchewan with the Operating Engineers, Pipeline sector agreements in both British Columbia and Alberta with the Christian Labour Association of Canada (CLAC) as well as an all sector agreement with CLAC in Ontario. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in effect. The provincial collective agreement between the IUOE Local 955 and the Alberta Roadbuilders and Heavy Construction Association (ARBHCA) expires February 28, 2013.

We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.¿

F. RESOURCES AND SYSTEMS

OUTSTANDING SHARE DATA

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of Non-Voting Common Shares. As at June 30, 2012, there were 36,251,006 voting Common Shares outstanding (36,251,006 as at March 31, 2012). We had no Non-Voting Common Shares outstanding on any of the foregoing dates.

LIQUIDITY AND CAPITAL RESOURCES

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facility. We supplemented our cash requirements during the three months ended June 30, 2012 through drawings from our Revolving Facility. As of June 30, 2012, there were outstanding borrowings of $30.0 million and issued and undrawn letters of credit of $12.3 million under the $85.0 million Revolving Facility and outstanding borrowings of $55.9 million ($58.4 million at March 31, 2012) under the Term Facilities.

Liquidity requirements

Our primary uses of cash are for capital maintenance and asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

Our equipment fleet value is currently split among owned (54%), leased (35%) and rented equipment (11%). Approximately 35% of our leased fleet value is specific to the long-term overburden removal contract with Canadian Natural. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

In past years we have required between $50.0 million and $70.0 million annually for sustaining capital expenditures and our total capital requirements have typically ranged from $60.0 million to $130.0 million depending on our growth capital requirements. As discussed in more detail in “Change to our Business Strategy – Right-Sizing our Fleet and Reduced Capital Spend”, we have identified pieces of under-utilized equipment in our fleet that we intend to sell which will allow us to right-size our fleet to match our customer demand. In addition, we have reduced our planned capital spend to focus only on replacing essential equipment and performing required capitalized maintenance. We anticipate our capital spend for fiscal 2013 to be approximately $40.0 million.¿

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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In addition, we have typically financed approximately 20% to 30% of our total capital requirements through our operating and capital lease facilities and the remainder from cash flow from operations. With the reduction in planned capital spend in fiscal 2013 we do not anticipate financing more than 10% of our total capital equipment requirement through operating and capital lease facilities. We believe our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of asset disposals will be sufficient to meet our current capital requirements.¿

Working capital fluctuations effect on cash

As at June 30, 2012, we had $29.7 million in trade receivables that were more than 30 days past due compared to $19.1 million as at March 31, 2012. We have currently provided an allowance for doubtful accounts related to our trade receivables of $0.2 million ($0.2 million at March 31, 2012). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling business.

As of June 30, 2012, an amount of $19.9 million ($18.1 million at March 31, 2012) is recognized within unbilled revenue relating to the Canadian Natural contract, whereby the normal operating cycle for this project is greater than one year. The unbilled balance will be invoiced to Canadian Natural over the life of the amended contract. The customer maintains the right to accelerate the purchase of contract related assets and if such right is exercised, the unbilled amount related to the equipment purchased becomes due in full at such time.

Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred. As at June 30, 2012, we had $25.2 million of unresolved claims and change-orders recorded on our balance sheet ($23.4 million as at March 31, 2012). For a more detailed discussion on claims revenue refer to “Claims and Change Orders”.

The seasonality of our business usually causes a higher accounts receivable balance and a peak in activity levels between December and early February, which can result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks provided that substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at June 30, 2012, holdbacks totaled $30.2 million, down from $32.1 million as at March 31, 2012. Holdbacks represent 20.8% of our total accounts receivable as at June 30, 2012 (15.0% as at March 31, 2012).

Cash requirements

As at June 30, 2012, our cash balance of $0.1 million was $1.3 million lower than our cash balance at March 31, 2012. We anticipate that we will generate a net cash surplus from operations for the year ended March 31, 2013. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facilities described immediately below.¿

CREDIT FACILITIES

Our Fourth Amended and Restated Credit Agreement, which we entered into on April 30, 2010 (the “April 2010 credit agreement”) provides credit facilities in the form of two Term Facilities and an $85.0 million Revolving Facility.

On September 30, 2011, we entered into a Second Amending Agreement to the April 2010 credit agreement to provide a temporary revolving credit facility addition of $25.0 million through March 31, 2012. This temporary addition increased the total available revolving credit facility commitments from $85.0 million to $110.0 million and provided additional borrowing availability to meet working capital requirements and to accommodate the issuance of letters of credit. The amendment required that the receipt of contract settlement proceeds from Canadian Natural would be used to repay amounts outstanding on the temporary credit facility addition and permanently reduce available borrowing under this temporary facility addition by the amount of the repayment. In December of 2011, $4.3 million of settlement proceeds reduced borrowing available under the Revolving Facility to $105.7 million.

On March 27, 2012, we entered into a Third Amending Agreement to the April 2010 credit agreement to extend the maturity date of the credit agreement by six months to October 31, 2013. The amendment also provides relief from the credit agreement’s Consolidated EBITDA related covenants by temporarily amending the covenants. The amendment also extended the term of the temporary addition to our revolving credit facility to June 30, 2012. The new amendment eliminated the permanent reduction of the temporary credit facility by the receipt of proceeds from the Canadian Natural contract settlement. However, terms were added requiring that 55.0% of any proceeds from asset sales to Canadian Natural were to be used to repay amounts outstanding on the temporary revolving credit facility addition and permanently reduce the amount available for borrowing to $85.0 million. Asset sale proceeds were received from Canadian Natural on April 30, 2012, which permanently eliminated the $20.7 million temporary addition to our revolving credit facility on that date.

¿	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information, Assumptions and Risk Factors” for a discussion of the risks and uncertainties related to such information.

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The Term Facilities include scheduled principal repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. Advances under the Revolving Facility may be repaid from time to time at our option. Outstanding aggregate borrowing on our two Term Facilities was $55.9 million as of June 30, 2012.

For a full discussion on our April 2010 credit agreement please see “Liquidity and Capital Resources – Credit Facilities” in our annual MD&A for the fiscal year ended March 31, 2012.

Borrowing activity under the Revolving Facility

As at June 30, 2012, our unused borrowing availability under the Revolving Facility was $42.7 million ($70.4 million as at March 31, 2012).

i.	Cash drawn under the revolving facility: During the three months ended June 30, 2012, we used our Revolving Facility to finance our working capital requirements. At June 30, 2012, we had $30.0 million of borrowings outstanding on our Revolving Facility. For the three months ended June 30, 2012, the weighted average amount of our borrowing on the Revolving Facility was $32.7 million with a weighted average interest rate of 8.0%. The weighted average amount of our borrowing on the Revolving Facility is calculated based on the weighted average of the outstanding balances in the three month periods. The maximum end of month balance for any single month during the three months ended June 30, 2012 was $55.0 million.

ii.	Letters of credit drawn under the revolving facility: As of June 30, 2012, we had issued $12.3 million ($15.0 million at March 31, 2012) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. One of our major long-term contracts allows the customer to require that we provide up to $15.0 million in letters of credit. As at June 30, 2012, we had no letters of credit outstanding in connection with this contract. This customer must provide a 60 day prior written notice to request any change in their letter of credit requirements. On July 10, 2012, another of our customers reduced its letter of credit requirements by $8.0 million, leaving $4.3 million in letters of credit issued under the Revolving Facility.

9.125% Series 1 Debentures

For a full discussion on our Series 1 Debentures please see “Liquidity and Capital Resources – 9.125% Series 1 Debentures” in our annual MD&A for the fiscal year ended March  31, 2012.

CAPITAL COMMITMENTS

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of June 30, 2012.

	Payments due by fiscal year
(dollars in thousands)	Total	2013	2014	2015	2016	2017 and after
Series 1 Debentures	$225,000	$–	$–	$–	$–	$225,000
Term facilities	55,946	7,500	48,446	–	–	–
Revolving facility	30,000	–	30,000	–	–	–
Capital leases (including interest)	10,924	3,370	2,398	2,031	2,360	765
Equipment and building operating leases	112,653	42,005	40,774	21,218	6,452	2,204
Supplier contracts	38,477	13,211	22,484	2,782	–	–
Total contractual obligations	$473,000	$66,086	$144,102	$26,031	$8,812	$227,969

Off balance sheet arrangements

We have no off balance sheet arrangements in place at this time.

DEBT RATINGS

No changes have occurred to our debt ratings for the three months ended June 30, 2012.

For a full discussion on our Debt Ratings please see “Liquidity and Capital Resources – Debt Ratings” in our annual MD&A for the fiscal year ended March 31, 2012.

RELATED PARTIES

No changes have occurred to our related party relationships for the three months ended June 30, 2012.

For a full discussion on our Related Parties please see “Liquidity and Capital Resources – Related Parties” in our annual MD&A for the fiscal year ended March 31, 2012.

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INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of June 30, 2012, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the June 30, 2012 such disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as such term is defined in Rule 13(a)-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of June 30, 2012, we assessed the effectiveness of our ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of June 30, 2012, our internal control over financial reporting is effective.

Material changes to internal controls over financial reporting

There have been no material changes to internal controls over financial reporting during the three months ended June 30, 2012.

ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

There has been no adoption of accounting pronouncements or changes in accounting pronouncements during the three months ended June 30, 2012, as compared to the recent accounting pronouncements described in our Annual Report on Form 40-F, that are of significance, or of potential significance to us.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

There have been no recently issued accounting pronouncements or changes in accounting pronouncements not yet adopted during the three months ended June 30, 2012, as compared to the recently issued accounting pronouncements described in our Annual Report on Form 40-F, that are of significance, or of potential significance to us.

G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS

FORWARD-LOOKING INFORMATION

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	The expectation that we will receive the balance of the net proceeds upon final closing of the sale of the assets related to the Canadian Natural contract.

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(b)	The expectation that operating lease and depreciation costs related to the Canadian Natural contract will be approximately $8.0 million to $10.0 million lower in fiscal 2013 than in the previous year and the expectation of an equivalent reduction in contract revenue to reflect lower costs.

(c)	The expectation that our business restructuring will provide annualized G&A savings of over $12.0 million and a significant reduction in unallocated equipment cost for the remainder of the fiscal year.

(d)	The expectation that our capital spend for fiscal 2013 will be reduced to approximately $40.0 million.

(e)	The expectation that the disposition of 12 pieces of under-utilized equipment for proceeds of $22.2 million will reduce our operating lease expense by approximately $1.3 million per quarter.

(f)	The expectation of a temporary increase in rental expense of approximately $0.7 million per month from June to November 2012.

(g)	The expectation that we will continue to be positioned to respond to the needs of a wide range of other resource, commercial industrial and public developers and that we will remain committed to expanding our operations outside of the Canadian oils sands.

(h)	The expectation that approximately $384.3 million of total backlog will be performed and realized in the 12 months ending June 30, 2012.

(i)	The expectation of lower work volumes in our Heavy Construction and Mining segment.

(j)	The expectation that, at Syncrude, we will continue with construction on Syncrude’s Mildred Lake mine relocation project through the remainder of the fiscal year and that we will begin constructing the mechanically stabilized earth (MSE) wall at Syncrude’s mine relocation project in the second quarter.

(k)	The expectation that tailings-related work, including MFT work, ditching and limestone projects, at Suncor are expected to provide steady volumes through the summer, with reclamation projects providing added volumes in the fourth quarter.

(l)	The expectation that work at Shell’s AFD Phase 3 project comes to a close in the second quarter.

(m)	The expectation of continued near-term reductions in demand for mine support services due to the expectation of continued customer insourcing, project delays and project deferrals.

(n)	The expectation of decreased civil construction volumes at PetroChina’s Dover SAGD project and Total’s Joslyn mine and the expectation that this decrease will be offset by demand for reclamation and tailings services, together with activity on mine expansion projects and the continuation of overburden removal at Canadian Natural.

(o)	The expectation that work at the Mt. Milligan Copper/Gold Project will remain steady through to the end of the calendar year.

(p)	The expectation of continued high piling activity levels in fiscal 2013.

(q)	The expectation that pipeline activity will continue to be driven by our low risk integrity management work.

(r)	The expectation that tank services activity will strengthen through the summer months.

(s)	The expectation that the benefits will be realized from our cost reduction initiatives and an increased focus on performance, efficiency and risk management and our expectation that these benefits will offset the impact of lower activity levels.

(t)	The expectation that we will not finance more than 10.0% of our total capital equipment requirement through operating and capital lease facilities.

(u)	The belief that our operating and capital lease facilities, cash flow from operations and cash flow from proceeds of asset disposals will be sufficient to meet our current capital requirements.

(v)	The expectation that we will generate a net cash surplus from operations for the year ended March 31, 2013 and that any additional funding requirements would be satisfied by the funds available from our credit facilities.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Assumptions” below, “Assumptions” and “Business Risk Factors” in our annual MD&A for the year ended March 31, 2012 and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

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ASSUMPTIONS

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	The demand for our service offerings remains strong;

•	Our ability to implement and benefit from our business restructuring initiatives;

•	Our being able to dispose of identified pieces of under-utilized equipment;

•	The oil sands continuing to be an economically viable source of energy;

•	Our customers and potential customers continuing to invest in the oil sands and other resource developments and to outsource activities for which we are capable of providing services;

•	The Western Canadian economy continuing to develop and to receive additional investment in public construction;

•	Our ability to benefit from recurring services revenue and projected development revenue tied to the operational activities of the oil sands;

•

Our ability to secure specific types of rental equipment to support project development activity will allow us to meet our customers’ variable service requirements while balancing the need to maximize utilization of our own equipment;

•	Our ability to access sufficient funds to meet our funding requirements will not be significantly impaired; and

•

Our success in managing our business, maintaining and growing our relationships with customers, retaining new customers, integrating our acquisitions, competing in the bidding process to secure new projects, executing our growth strategy and identifying and implementing improvements in our maintenance and fleet management practices.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

At June 30, 2012, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

At June 30, 2012, we held $85.9 million of floating rate debt pertaining to our Credit Facilities within our credit agreement (March 31, 2012 – $78.8 million). As at June 30, 2012, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $0.9 million increase (decrease) in effective annual interest costs. This assumes that the amount of floating rate debt remains unchanged from that which was held at June 30, 2012.

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H. GENERAL MATTERS

ADDITIONAL INFORMATION

Our corporate office has been re-located to Zone 3, Acheson Industrial Area, 2-53016 – Hwy. 60, Acheson, Alberta, T7X 5A7. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-960-5599, respectively.

Additional information relating to us, including our Annual Information Form dated March 31 2012, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov and on our company website at www.nacg.ca.

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FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Martin Ferron, the Chief Executive Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2012.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 8, 2012

/s/ Martin Ferron
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Blackley, the Chief Financial Officer of North American Energy Partners Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of North American Energy Partners Inc. (the “issuer”) for the interim period ended June 30, 2012.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1 Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is COSO and COBIT.

5.2 ICFR – material weakness relating to design: N/A

5.3 Limitation on scope and design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2012 and ended on June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 8, 2012

/s/ David Blackley
Chief Financial Officer